SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1) 1

                                         Entertainment Is Us, Inc.
(Name of Issuer)

                           Common Stock, $0.001 par value per share
(Title of Class of Securities)

29381R 10 8
(CUSIP Number)

Benjamin G. Lombard, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, Wisconsin 53202
                                                  414-298-1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

_______________________
[1]
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29381R 10 8		13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kyoko Kanayama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29381R 10 8                                     Page   3   of   5   Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Entertainment Is Us, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Magnificent Mile, 980 North Michigan Avenue, Suite 1400, Chicago, IL 60611.

Item 2. Identity and Background

There are no changes to the information set forth in Item 2 of the Schedule 13D filed by Kyoko Kanayama (the "Reporting Person") on May 16, 2006 (the "Original Filing"), except that on August 30, 2006, the Reporting Person's husband, Noriyuki Kanayama, delivered his written resignations from the positions of Chairman and Director, and Chief Executive Officer, of the Company.

Item 3. Source and Amount of Funds or Other Consideration

There are no changes to the information set forth in Item 3 since the Original Filing.

Item 4. Purpose of Transaction

As described in Item 5, the 68,871,600 shares of Common Stock held by Tralar Limited were issued in a transaction that was invalid under Japanese law, and thus the issuance of such shares is of no force and effect. Therefore, the Reporting Person has instructed Tralar Limited to surrender its shares of Common Stock for cancellation. As described in Item 2, the Reporting Person's husband, Noriyuki Kanayama, has delivered his written resignations from the positions of Chairman and Director, and Chief Executive Officer, of the Company. Neither the Reporting Person nor her husband intend to have any further involvement in the activities or operations of the Company.

Item 5. Interest in Securities of the Issuer

The Original Filing reported that, as of May 16, 2006, the Reporting Person had sole voting and dispositive power over a total of 68,871,600 shares of Common Stock held by Tralar Limited, a British Virgin Islands corporation.

As previously reported by the Company in a Form 8-K filed on August 25, 2006, the Company received a legal opinion on August 21, 2006 from Japanese legal counsel concluding that the share exchange transaction (the "EIU Share Exchange") between Sankyo Corporation ("Sankyo") and Entertainment Is Us, Inc., a Nevada corporation ("EIU"), was invalid and void under applicable Japanese law.

CUSIP NO. 29381R 10 8                                     Page   4   of   5   Pages

Based on this legal opinion, the Reporting Person has determined that Sankyo is not now and never has been a subsidiary of the Company and that all of the shares of Common Stock issued pursuant to the EIU Share Exchange (as well as shares issued in a subsequent exchange transaction between the Company and EIU) were invalidly issued. As a result, Tralar Limited is not now and never has been beneficial owner of any of the 68,871,600 shares of Common Stock purported to have been issued to it.

As a result of discussions that the Reporting Person and Noriyuki Kanayama engaged in with a person affiliated with the Company's directors since Noriyuki Kanayama's August 30, 2006 resignation, the Reporting Person and Noriyuki Kanayama have determined that they cannot structure a transaction that will cause Sankyo to become a subsidiary of the Company or otherwise cause the Company to own all of the assets of Sankyo on mutually acceptable terms, and have terminated all discussions thereof. On September 21, 2006, legal counsel for the Kanayamas notified the Company's legal counsel of such determination and of the termination of such discussions. At the request of the Company's legal counsel, on September 24, 2006, Noriyuki Kanayama confirmed the Kanayamas' determination in writing and also notified the Company's legal counsel that the Reporting Person was surrendering any interest she may have in the 68,871,600 shares of Common Stock held by Tralar Limited. As a result, as of the date of this filing, the Reporting Person does not beneficially own any shares of Common Stock.

Due to the invalidity of the EIU Share Exchange, Sankyo is not a subsidiary of the Company and the Reporting Person continues to beneficially own all of the outstanding shares of Sankyo.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

None.

CUSIP NO. 29381R 10 8                                       Page   5   of   5   Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2006

        /s/ Kyoko Kanayama
        Kyoko Kanayama